As Filed with the Securities

and Exchange Commission

on July 20, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of	) )
Wisconsin Electric Power Company	)	Certificate Pursuant to Rule 24
File No. 70-10110	) )	of Completion of Transaction
Public Utility Holding Company	)
Act of 1935)

This Certificate of Notification is filed by Wisconsin Electric Power Company (“Wisconsin Electric”), a Wisconsin corporation, in connection with the transaction proposed in its Application/Declaration on Form U-1 (File No. 70-10110), as amended (the “Application”), and authorized by Order of the Commission dated July 8, 2005 (Release No. 35-27998). Pursuant to Rule 24 under the Act, Wisconsin Electric hereby certifies that the transaction has been carried out in accordance with the terms and conditions of and for the purposes represented by the Application, and of the Commission’s Order with respect thereto, the Unit 1 generating and interconnection facilities of Port Washington Generating Station, LLC having successfully completed testing and commenced commercial operation and the Port Washington I Facility Lease Agreement having become effective on July 16, 2005.

Exhibit

F-2	Past Tense Opinion of Quarles & Brady LLP

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 20, 2005

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ Larry Salustro
Larry Salustro Executive Vice President and General Counsel

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